Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

July 9, 2015

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$500 million 2.375% Senior Notes Due July 14, 2020

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$500 million
Trade Date:	July 9, 2015
Settlement Date (T+3):	July 14, 2015
Maturity Date:	July 14, 2020
Benchmark Treasury:	1.625% due June 30, 2020
Benchmark Treasury Yield and Price:	1.563%; 100-09+
Spread to Treasury:	83 basis points
Reoffer Yield:	2.393%
Coupon:	2.375%
Coupon Payment Dates:	Semi-annually on January 14 and July 14, commencing on January 14, 2016 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.916% plus accrued interest from July 14, 2015
Gross Spread:	0.350%
Net Proceeds (%):	99.566% plus accrued interest from July 14, 2015
Net Proceeds ($):	$497,830,000 plus accrued interest from July 14, 2015
CUSIP:	24422ESY6
Joint Book-Running Managers:	Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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